RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

May 20, 2011

VIA EDGAR

Kristin Lochhead
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CPC of America, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 15, 2011
File No. 000-24053

Dear Ms. Lochhead:

On behalf of CPC of America, Inc., (the “Company” or “CPC”), set forth below are the Company’s substantive responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated April 25, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.
We note that the first paragraph of the opinion refers to CPC of America, Inc. and subsidiaries (a development stage company), while the opinion paragraph (fourth paragraph) only refers to CPC of America, Inc.  Please have your independent registered public accounting firm revise its opinion to refer to the registrant using the same name in both paragraphs.

Ms. Kristin Lochhead
Securities and Exchange Commission
Re:  CPC of America, Inc.
May 20, 2011

RESPONSE:

Revised audit report will be provided in an amendment to the 10-K.

Consolidated Balance Sheets, page F-2

2.
On page 9 the company discloses that the preferred stock has liquidation preferences of $14 million.  Since it appears that the company’s preferred stock has a preference in involuntary liquidation considerably in excess of the par or stated value of the shares, please amend your Form 10-K to disclose the liquidation preference of the stock in the equity section of the balance sheet in the aggregate, either parenthetically or in short, consistent with ASC 505-10-50-4.  Otherwise, explain to us your reasons for concluding that the disclosure is not required.

RESPONSE:

This information will be provided on the balance sheet of an amended 10-K.  In addition, page 9 will be amended to indicate that the $14 million of liquidation preferences includes accrued dividends.

Consolidated Statements of Operations, page F-3

3.
Please amend your Form 10-K to present a total for net loss applicable to common stock consistent with the guidance in SAB Topic 6.B, or tell us why you believe the company is not required to provide the disclosure.

RESPONSE:

The caption labeled “numerator” is actually the net loss available to common shares.  The caption will be changed to provide more information in an amended 10-K.

4.	Please tell us why you exclude shares issuable upon conversion of your convertible debt from the table at the bottom of the page.

RESPONSE:

The table will be revised in our amended 10-K to include shares issuable upon conversion of convertible debt.

Consolidated Statements of Cash Flows, page F-8

5.
On page 17 the company discloses that notes totaling $153,000 were issued in exchange for consulting services.  We also note that you issued options and common stock in 2009 for services.  Please tell us why you excluded these transactions from your disclosure on page F-9 of non-cash investing and financing activities.

Ms. Kristin Lochhead
Securities and Exchange Commission
Re:  CPC of America, Inc.
May 20, 2011

RESPONSE:

As the issuances of the instruments for services were associated with the Company’s operating activities and the related value was recorded as operating expenses in the statements of operations, these items are included as adjustments to reconcile net loss to net cash used by operating activities under the cash flows from operating activities.

Note 1. Organization and Summary of Significant Accounting Policies, page F-10

Intangibles and long-lived assets, page F-13

6.
We note the disclosure that you expect to fully recover the patent and trademark assets.  Please tell us how you concluded that there is no impairment of the patents or trademarks as of December 31, 2010 considering your current financial condition, business outlook, and going concern.

RESPONSE:

The Company prepared a patent impairment analysis at year end.  In 2009, the Company had a cash flow projection from sales of the MedClose device that is being developed.  At that time, the cash flows from projected sales far exceeded the net book value of the patent.  The cash flow assumptions haven’t changed so once the Company has sales, there would be no question as to the value of the patent.  The hurdle is whether the Company can obtain enough capital to get the product to market.  We have signed an agreement with Ascendiant Capital to provide us with an equity line of credit.  We have filed an S-1, which will be amended soon to include the December 31, 2010 financial statements.  We believe that the capital that will be provided to us by this line of credit will be enough to enable us to get a CE mark and begin to sell our product in Europe.

Note 3. Convertible Notes, page F-16

7.
Please amend your Form 10-K to disclose, in summary form within the financial statements, the pertinent rights and privileges of the company’s convertible notes, including the conversion rate and terms.  Refer to ASC 470-10-50-5.

Ms. Kristin Lochhead
Securities and Exchange Commission
Re:  CPC of America, Inc.
May 20, 2011

RESPONSE:

Summary of outstanding debt at December 31, 2010:
	Interest	Issue	Expiration	Conversion	Principal
Name	Rate	Date	Date	Rate	Amount

Lender 1 – E.H.	30%	5/7/2010	1/7/2012	0.57	$20,000
Lender 2 – K.W.	20%	2/11/2010	2/11/2012	0.74	10,000
Lender 3 – R. S.	30%	8/31/2010	2/26/2012	0.33	106,500
Lender 4 - RRST	30%	8/31/2010	2/26/2012	0.33	10,000
Lender 5 - KMST	30%	8/31/2010	2/26/2012	0.33	10,000
Lender 6 – C.L.S.	30%	8/31/2010	2/26/2012	0.33	30,000
Lender 7 – K.M. & M.J. E.	30%	8/31/2010	2/26/2012	0.33	10,000
Lender 8 - CEO	20%	3/8/2010	3/8/2012	0.61	47,717
Lender 1 – E.H	30%	5/7/2010	5/7/2012	0.57	10,000
Lender 7 – K.M. & M.J. E.	30%	8/31/2010	4/28/2012	0.33	5,000
Lender 3 – R. S	30%	8/31/2010	4/28/2012	0.33	8,000
Lender 5 - KMST	30%	8/31/2010	4/28/2012	0.33	3,475
Lender 5 - KMST	30%	8/31/2010	4/28/2012	0.33	4,300
Lender 4 - RRST	30%	8/31/2010	4/28/2012	0.33	25,675
Lender 4 - RRST	30%	8/31/2010	4/28/2012	0.33	4,830
Lender 6 – C.L.S	30%	8/31/2010	4/28/2012	0.33	36,720
Lender 9 – J.C.	30%	5/27/2010	5/27/2012	0.61	10,000
Lender 10 - CIS	30%	5/27/2010	5/27/2012	0.61	15,000
Lender 11 – GA LLC	30%	6/21/2010	6/21/2012	0.57	18,000
Lender 4 - RRST	30%	8/4/2010	8/4/2012	0.33	1,675
Lender 4 - RRST	30%	8/4/2010	8/4/2012	0.33	8,775
Lender 5 - KMST	30%	8/4/2010	8/4/2012	0.33	6,200
Lender 5 - KMST	30%	8/4/2010	8/4/2012	0.33	1,525
Lender 6 – C.L.S	30%	8/4/2010	8/4/2012	0.33	1,825
Lender 12 – K.M.E.	30%	8/4/2010	8/4/2012	0.33	5,000
Lender 3 – R. S	30%	8/4/2010	8/4/2012	0.33	2,500
Lender 13 – R.D.	25%	8/16/2010	8/16/2012	0.40	10,000
Lender 5 - KMST	30%	8/31/2010	8/31/2012	0.33	11,425
Lender 5 - KMST	30%	8/31/2010	8/31/2012	0.33	6,650
Lender 4 - RRST	30%	8/31/2010	8/31/2012	0.33	3,945
Lender 4 - RRST	30%	8/31/2010	8/31/2012	0.33	2,980
Lender 3 – R. S	30%	8/31/2010	8/31/2012	0.33	2,500
Lender 14 – H.J.	30%	9/17/2010	9/16/2012	0.37	100,000
Lender 15 – TS1	30%	9/17/2010	9/16/2012	0.37	10,000
Lender 16 – M.M.F.	30%	11/4/2010	11/3/2012	0.37	15,000
Lender 17 – A.O.	30%	11/17/2010	11/16/2012	0.37	10,000
Lender 18 – M.G. & L.H.	30%	11/17/2010	11/21/2012	0.37	20,000
Lender 11 – GA LLC	30%	11/17/2010	11/16/2012	0.37	5,500
					$610,717

Ms. Kristin Lochhead
Securities and Exchange Commission
Re:  CPC of America, Inc.
May 20, 2011

8.
We see that you modified the debt to decrease the conversion rate.  Please tell us if this was a onetime modification or if there is a conversion option in the modified debt terms that continuously resets as the underlying stock price increases or decreases.  If there is a reset feature, please tell us how you considered this feature in your accounting for the debt and the conversion feature.  Refer to FASB ASC 470-20-25.

RESPONSE:

There is no reset feature in the debt agreement.  Modifications were negotiated with individual lenders as they agreed to lend additional funds, and not every lender received a modification.

9.
Please show us how you determined that the modification should be treated as an extinguishment under ASC 471-50-40-10(a).  Show us your calculation of the change in fair value of the embedded conversion option.

RESPONSE:

According to ASC 470-50-40-10(a),  a modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

As such, using the Black-Scholes model, we computed the fair value of the embedded conversion options immediately before and after the modification. The following are three examples of our calculations:

Ms. Kristin Lochhead
Securities and Exchange Commission
Re:  CPC of America, Inc.
May 20, 2011

	Lender 1		Lender 3
Principal Amount	20,000	20,000	106,500	106,500	106,500	106,500
Amendment Date / Valuation Date	5/7/2010		4/28/2010		8/31/2010
	Before	After	Before	After	Before	After

INPUT VARIABLES
Stock Price	$0.6500	$0.6500	$0.6100	$0.6100	$0.3500	$0.3500
Exercise Price	$1.0500	$0.5700	$0.6950	$0.5700	$0.5700	$0.3300
Term	1.67	1.67	1.83	1.83	1.50	1.50
Volatility	110.00%	110.00%	110.00%	110.00%	110.00%	110.00%
Annual Rate of Quarterly Dividend	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Discount rate	1.000%	1.000%	1.000%	1.000%	0.375%	0.375%

Number of Shares Issuable	19,048	35,088	153,237	186,842	186,842	322,727
Fair Value of Option	$5,096	$12,722	$48,402	$64,179	$24,792	$58,233

Change in Fair Value		7,626		15,776		33,441
Carrying Amount of Original Note		20,000		106,500		87,729
% Change		38%		15%		38%

10.
We note that some of the issuances of convertible debt were to the company’s CEO and shareholders.  Please tell us how you considered ASC 470-50-40-2 which states that extinguishment transactions between related entities may be in essence capital transactions in your accounting for the modification of the debt.

RESPONSE:

The convertible note of $47,717 issued to the CEO was not modified. The company did issue convertible notes to certain shareholders. However, these shareholders are not consider related parties because they do not have the power to directly or indirectly control or significantly influence the Company, in accordance to the definition of related parties.

11.
Please explain how you calculated the loss on extinguishment and how you considered ASC 471-50-40-13 which requires you to measure the new debt instrument at fair value and use that amount to determine the debt extinguishment gain or loss to be recognized.  Discuss how you considered the beneficial conversion feature in your accounting.

Ms. Kristin Lochhead
Securities and Exchange Commission
Re:  CPC of America, Inc.
May 20, 2011

RESPONSE:

ASC 470-50-40-13 requires that the new debt instrument be recorded at fair value and that amount shall be used to determine the debt extinguishment gain or loss to be recognized. Further, according to FASB standards, Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Since there is no observable price for CPC's convertible notes on market, we considered that the present value of the principal amount (calculated using a risk free rate of 1%) plus the fair value of the conversion options (calculated using Black-Scholes Model) equals the fair value or reacquisition price of the note, which is the price CPC would pay to acquire the original notes.  However, the new notes were issued with a beneficial conversion feature (BCF), which is included in the fair value recorded, so we recorded the BCF amount as discount to the note and are amortizing the discount over the life of the new debt. In other words, the fair value of the new debt equals the present value of the principal (using a 1% risk-free interest rate) plus the fair value of the conversion option (calculated using the Black-Scholes Method), less the embedded beneficial conversion feature.  Then the difference of $157,413 between the fair value of the new debt and the carrying value of the original debt was recorded as extinguishment loss.

12.
Please tell us the basis for recording the debt premium of $157,413 in connection with the modification of the terms of the debt.  Tell us the terms of the modification that resulted in the premium and discuss the accounting literature you relied on for the calculation of the amount of and accounting for the premium.

RESPONSE:

As described in our response to comment #11 above, ASC 470-50-40-13 requires that the new debt instrument be recorded at fair value.  The difference of $157,413 was debited to extinguishment loss and was credited to premium on the convertible notes, which resulted from change in the conversion rate. The premium then is amortized to APIC over the lives of the notes.

13.
Please further explain to us the guaranteed interest terms of the convertible debt.  Please clarify under what circumstances the interest would be “guaranteed” and payable.  In addition, tell us how you determined the amount that is recorded as interest expense/payable during 2010 and the amount that is not recorded as a “contingent liability.” Tell us about your accounting analysis for this feature and your consideration of whether this feature is an embedded derivative.

Ms. Kristin Lochhead
Securities and Exchange Commission
Re:  CPC of America, Inc.
May 20, 2011

RESPONSE:

If we prepay the notes, then we agreed to pay the total amount of interest that would be due if the notes were outstanding the entire two year period.  At December 31, 2010 (and continuing for the foreseeable future), the Company has no resources to prepay these notes, so this guarantee is considered contingent.  The amount accrued is the interest that is due based on the number of days the loans have been outstanding.

14.	Please tell us why you have not filed the convertible debt agreements as exhibits to your Form 10-K. Refer to Item 601(B)(10) of Regulation S-K.

RESPONSE:

In evaluating our convertible debt agreements pursuant to Item 601(B)(10) of Regulation S-K, we realize that some of these note agreements should have been filed as exhibits, because the value of the securities at December 31, 2010 that we would have to give four of these note holders would exceed 10% of our total assets.  Therefore, we will file these four note agreements as exhibits with our amended 10-K.

Note 4. Shareholders’ Equity (Deficit), page F-18

Common stock, page F-21

15.
On page F-22 you disclose that if all preferred stock and dividends, stock options, convertible debt and interest were converted as of December 31, 2010, the total number of shares of common stock outstanding would be 17,065,988.  Please show us your calculations.

RESPONSE:

Common stock outstanding	10,149,838
Options outstanding	1,853,907
Series C conversions	677,400
Series D conversions	792,745
Series E conversions	870,626
Dividends	832,806
Convertible debt	1,613,595
Accrued interest	275,071

Common stock, fully diluted basis	17,065,988

Ms. Kristin Lochhead
Securities and Exchange Commission
Re:  CPC of America, Inc.
May 20, 2011

Stock options, page F-23

16.
We note from the company’s accounting policy for share-based payments on page F-14, that you record share-based compensation expense based on the value of the portion of the award that you ultimately expect to vest during the period.  In the company’s 2008 and 2009 Forms 10-K, you disclose that forfeitures are expected to be 50% on grants after April 2008 and zero prior to that time.  Given all of the options described on page F-25 that vested immediately, please tell us how you considered forfeitures for these issuances.  Refer to ASC 718-10-30-11 under which you would only consider forfeitures for those awards where there is a restriction that stems from the forfeitability of the instruments to which employees have not yet earned the right, such as the inability to exercise a nonvested equity share option.

RESPONSE:

It was actually not a forfeiture rate but an estimate on pattern and trend of future exercise and life of the instrument based on analysis of the Company’s current financial condition and communication with the instrument holders. We calculated the value of the options by taking a short cut using the 50% forfeiture rate, which should have been reflected in the expected terms.

In order to ascertain the effect of the difference resulting from this application, we recalculated the value of the options using the following variables in the Black-Scholes Model:

Common stock price as of grant date:    $4.45 - $7.90
Exercise Price:                                      $4.45 - $7.90
Expected Term:                                     10 months - 24 months
Volatility:                                               66%
Risk-free Interest Rate:                          2.125%

The recalculation yields a value for the options granted in 2008 of $7.7 million, which is essentially identical to the original amount.

Assumptions used in the above recalculation reflect the Company’s expectation at the time the options were granted that the value of its stock would quickly rebound thereby inducing the grantees, including the two founders and largest shareholders (the CEO and CTM) who received over 94% of these option grants, to exercise the options and provide the Company with needed capital. We had a going concern issue and were in need of additional funding to keep our business going. If we could not get the funding, we expected the share price to drop rapidly which would make the options out of money and would consequently get cancelled and the Company might not be able to survive.

Ms. Kristin Lochhead
Securities and Exchange Commission
Re:  CPC of America, Inc.
May 20, 2011

17.
Further, with respect to the company’s grant of approximately 3.4 million options in 2008 that fully vested on the grant date, including approximately 1.6 million options to the CEO, please show us how you determine the amount of compensation cost to recognize for these grants.

RESPONSE:

See response to #16 above.

18.
Also, we note that in November 2009, the Company’s CEO forfeited 1,469,194 of his stock options.  Please explain why the CEO forfeited the options including the terms of the award, if any, that resulted in the forfeiture.  Please explain how you accounted for this forfeiture and why, citing the accounting literature upon which you relied.  Refer to ASC 718-10-35-2 through 35-4.

RESPONSE:

As time passed and management realized that we would need to issue additional shares to obtain capital (either through direct sales or through convertible debt or convertible preferred stock transactions), we also realized that, on a fully diluted basis, we were very close to the 20,000,000 authorized ceiling.  Our CEO offered to cancel his options as a way to provide more shares that we could issue.  Since the options had been fully expensed in 2008, we did not record anything in 2009 relating to this cancellation.

Ms. Kristin Lochhead
Securities and Exchange Commission
Re:  CPC of America, Inc.
May 20, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  The Company will file the Amended Form 10-K once the comments by the Staff have been answered and cleared.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Sincerely yours,

RICHARDSON & PATEL LLP

	By:	/s/ Peter Hogan
Peter Hogan

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